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                                    EXHIBIT 3



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                                                                      Exhibit 3
FOR IMMEDIATE RELEASE

Microsoft contact:      Christian DeNike, Waggener Edstrom
                        (206) 637-9097
                        cdenike@wagged.com

Rational contact:       Kara Myers, Rational Software Corporation
                        E-mail (408) 496-3891
                        karam@rational.com

                        Mary Camarata or Jennifer Makowsky,
                        Samluk Communications, Inc.
                        (510) 736-8166
                        camarata@samluk.com



MICROSOFT AND RATIONAL ANNOUNCE AGREEMENT TO JOINTLY DEVELOP AND MARKET ENTERPRISE DEVELOPMENT TOOLS

Redmond, WA, and Santa Clara, CA (October 2, 1996)-- Microsoft
Corporation and Rational Software Corporation today announced a joint development and technology cross-licensing alliance for enterprise and Internet development tools. This alliance has four major components: technology cross-licensing, joint development projects, joint marketing programs, and Rational's acquisition of the Microsoft(R) Visual Test software quality automation product.

According to Bob Muglia, vice president, developer tools at Microsoft, "This agreement with Rational means that Rational's leading products for analysis and design will be tightly integrated with and included in future versions of Microsoft's enterprise development tools. This integration will expose Microsoft's extensive developer community to the benefits of application modeling, accelerating its use, which Microsoft views as a critical aspect of building enterprise components-based system.''

"The combination of Rational's expertise in object technology and Microsoft's experience in creating easy-to-use and powerful development tools will increase the number of professional programmers who will have access to visual modeling technology to help them move to component-based development," said Paul Levy, chairman and chief executive officer at Rational. "As a result of this agreement, Rational will

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provide lifecycle tools that seamlessly integrate with Microsoft Visual
Basic(R), Visual C++(R), Visual J++(TM), and Visual SourceSafe(TM)."

TECHNOLOGY CROSS-LICENSING

The alliance includes substantial cross-licensing of technology. Rational has licensed Microsoft Developer Studio, an integrated development environment for the Windows(R)95 and WindowsNT(R) operating systems. Developer Studio will become the basic framework in which Rational's products for component-based development will operate. Rational plans to fully integrate its visual modeling tools into Developer Studio, providing truly seamless integration with Microsoft tools. In addition, Rational has licensed the rights to the future Microsoft repository and will extend Visual SourceSafe, Microsoft's version-control system, by adding facilities for change management and process automation.

Rational-developed technology, including technology from the Rational Rose visual modeling tool, will appear in future versions of Microsoft enterprise-oriented Visual Tools. Additionally, Microsoft is making a number of usability and integration improvements that will help many more users benefit from the planning and design assistance of visual modeling. This combination will make component-based development more accessible to the large numbers of developers using Microsoft visual languages, and it will provide scalable, open solutions for the enterprise and the Internet.

"We want to raise the bar for enterprise application development," said Denis Gilbert, general manager of visual languages at Microsoft. "Standards-based visual modeling support in such mainstream products as Visual Basic, Visual C++, and Visual J++ will significantly grow the market for modeling tools."

"Our vision for enterprisewide component-based development calls for a complete set of tools that are tightly integrated with a common user interface and a scalable multiuser repository," said Mike Devlin, president of Rational. "Tools for analysis and design, programming, testing, problem tracking, and team management integrated in a common development environment allow developers to increase the quality of their application while decreasing development time."

JOINT DEVELOPMENT

The relationship includes extensive joint development, with Rational developers and testers working on site at Microsoft in Redmond, Washington. Rational and Microsoft are working together to integrate Rational's products tightly with Microsoft visual language products and to support Microsoft platforms and key
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technologies, including the Microsoft BackOffice(TM) family, Distributed
Component Model (DCOM), and ActiveX(TM) Technologies. The two companies have been testing Rational's products in Microsoft's Usability Labs.

RATIONAL VISUAL TEST

As part of the agreement, Rational has acquired Visual Test, a leading software quality automation product from Microsoft. Rational will release new versions of the Visual Test product line that extend its support for component-based development and Internet applications. This product is available immediately from Rational worldwide. Microsoft has shipped more than 75,000 licenses of Visual Test since its release in 1992.

JOINT MARKETING

Microsoft and Rational will cooperate on joint marketing of the companies' product lines through extensive use of the Internet and the World Wide Web, cosponsored seminars, direct mail campaigns, and other promotional activities.

Rational Software Corporation (NASDAQ: RATL) develops, markets, and supports a comprehensive solution for the component-based development of software systems, based on visual modeling and object technology. Rational's solution includes an integrated family of products that automate development throughout the software lifecycle, a software process that can be configured to the specific needs of customers, and a range of consulting and support services. For more information on Rational's products and services, visit Rational's Web site at http://www.rational.com.

Founded in 1975, Microsoft is the worldwide leader in software for personal computers. The company offers a wide range of products and services for business and personal use, each designed with the mission of making it easier and more enjoyable for people to take advantage of the full power of personal computing every day.

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which statements are based upon current intentions and involve risks and uncertainties. Actual results and future actions taken by Microsoft or Rational could differ materially as a result of certain factors, including those identified below. There can be no assurance that the market for tools supporting component-based development will grow or that the companies will be able to respond effectively to the evolving requirements of the market; that Rational will be successful in integrating Visual Test into its family of software-development tools or in making
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other product introductions or enhancements on a timely basis; that Rational will be able to achieve sales of Visual Test at levels previously experienced by Microsoft; that the inclusion of Rational Rose technology in Microsoft products will have a positive effect on demand for Rational products; or that priorities of either Rational or Microsoft will not change in the future.


                                     #####

The word "Rational" and Rational's products are trademarks of Rational Software Corporation. References to other companies and their products use trademarks owned by the respective companies and are for reference purposes only.

For more information contact:
Rational Software Corporation
2800 San Tomas Expressway
Santa Clara, CA 95051-0951
Tel. (408) 496-3600 or (800) RAT-1212
Fax (408) 496-3636
Fax-on-demand (408) 496-3966
E-mail product_info@rational.com
http://www.rational.com